                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A
                                (AMENDMENT NO. 4)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                  FIDELITY NATIONAL INFORMATION SOLUTIONS, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   928365-20-4
                                 (CUSIP Number)

                                 ALAN L. STINSON
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                        FIDELITY NATIONAL FINANCIAL, INC.
                       17911 VON KARMAN AVENUE, SUITE 300
                            IRVINE, CALIFORNIA 92614
                                 (949) 622-4333
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                   COPIES TO:
                           ROBERT A. MILLER, JR., ESQ.
                      PAUL, HASTINGS, JANOFSKY & WALKER LLP
                              515 S. FLOWER STREET
                          LOS ANGELES, CALIFORNIA 90071
                            TELEPHONE: (213) 683-6000

                                  MAY 23, 2003

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or
Section 240.13d-1(g), check the following box [ ] .

                                 SCHEDULE 13D/A
---------------------                                        -------------------
CUSIP NO. 928365-20-4                                        PAGE 2 OF 15 PAGES
---------------------                                        -------------------

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1             NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Fidelity National Financial, Inc. 86-0498599;
              Chicago Title and Trust Company, Inc. 36-0906930
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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)    x
              (b)    o
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3             SEC USE ONLY

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4             SOURCE OF FUNDS (See Instructions)

              N/A
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5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

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6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
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                          7         SOLE VOTING POWER
   NUMBER OF
    SHARES                          27,068,110(1)
 BENEFICIALLY             ------------------------------------------------------
   OWNED BY               8         SHARED VOTING POWER
     EACH
   REPORTING                        -0-
    PERSON                ------------------------------------------------------
     WITH                 9         SOLE DISPOSITIVE POWER

                                    27,068,110(1)
                          ------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER

                                    -0-
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              Fidelity National Financial, Inc. - 15,364,309 shares;
              Chicago Title and Trust Company, Inc. - 11,703,801 shares
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES (See Instructions)                              [ ]

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                                       -2-

--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              Approximately 68.1% (2)
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON (See Instructions)

              CO
--------------------------------------------------------------------------------

(1)     Includes currently exercisable warrants to purchase 913,970 shares.

(2)     Based on 39,749,883 shares of Common Stock outstanding.

      Fidelity National Financial, Inc., a Delaware corporation ("Fidelity"), and Chicago Title and Trust Company, an Illinois corporation ("Chicago Title"), pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, hereby file this Amendment No. 4 to Schedule 13D (the "Statement") which amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 5, 2002, as previously amended on February 23, 2001, August, 16, 2001 and March 7, 2002, with respect to the shares of Common Stock, par value $0.001 per share (the "FNIS Common Stock") of Fidelity National Information Solutions, Inc., a Delaware corporation ("FNIS" or the "Company"), formerly Vista Information Solutions, Inc. ("Vista"). Fidelity and Chicago Title are collectively referred to herein as the "Reporting Persons."

ITEM 1. SECURITY AND ISSUER.

      This Statement relates to the Common Stock, par value $0.001 per share, of FNIS. FNIS's principal executive offices are located at 4050 Calle Real, Santa Barbara, California 93110.

ITEM 2. IDENTITY AND BACKGROUND.

      Item 2 is amended and restated as follows:

      Fidelity National Financial, Inc. is a Delaware corporation with its principal business and principal executive offices located at 17911 Von Karman Avenue, Suite 300, Irvine, California 92614. Fidelity is a holding company whose subsidiaries are engaged in the business of issuing title insurance policies and performing other title and real estate-related services. The names, business addresses and present principal occupations or employment of the directors and executive officers of Fidelity are set forth on Schedule I attached hereto, which schedule is hereby incorporated by reference. To the best of Fidelity's knowledge, all directors and executive officers of Fidelity are citizens of the United States.

      Chicago Title and Trust Company is an Illinois corporation and a wholly-owned subsidiary of Fidelity with its principal business and principal executive offices located at 171 N. Clark Street, Chicago, Illinois 60601. Chicago Title is engaged in the business of issuing title insurance policies and performing other title and real estate-related services. The names, business addresses and present principal occupations or employment of directors and executive officers of Chicago Title are set forth on Schedule II attached hereto, which schedule is hereby incorporated by reference. To the best of Chicago Title's knowledge, all directors and executive officers of Chicago Title are citizens of the United States.

      During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule I or Schedule II attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. PURPOSE OF TRANSACTION.

      Item 4 is amended to add the following:

      On May 23, 2003, Fidelity publicly announced its intent to acquire all of the outstanding shares of FNIS not currently held by Fidelity or its subsidiaries through a merger in which FNIS stockholders will receive 0.644 FNF shares in exchange for each FNIS share. (The exchange ratio does not reflect the split of Fidelity's common stock payable on May 23, 2003 to Fidelity stockholders of record as of May 9, 2003. Inclusive of the split, each share of FNIS common stock would be exchanged for 0.805 shares of Fidelity common stock.) The press release is filed as an exhibit herewith and is incorporated by reference herein. Also filed as an exhibit hereto is the letter sent to the Board of Directors of FNIS advising the Board of Fidelity's proposal to acquire the FNIS shares not owned by Fidelity or its subsidiaries.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 is amended to include the following:

Announced Transaction

      See "Item 4. Purpose of Transaction" for a description of the announcement by Fidelity on May 23, 2003. This description is subject to, and qualified in its entirety by reference to the press release, which has been filed as an exhibit hereto.

Services Agreements between Fidelity and FNIS

     Fidelity and FNIS entered into a Management and Support Services Agreement (the "Support Services Agreement") on August 1, 2001 under which FNIS pays to Fidelity an annual fee for executive and general management, accounting, legal, investment, administrative services and other services that Fidelity provides to FNIS. The Support Services Agreement automatically renews each year unless terminated by either party in accordance with its terms. The amount of fees paid by FNIS to Fidelity for providing such services is based on estimated time incurred to perform each of the functions and the estimated costs for the function performed. According to its most recently filed 10-K, FNIS paid Fidelity fees of $1.5 million and $0.5 million for 2002 and 2001, respectively, in connection with this Support Services Agreement.

      Fidelity and FNIS entered into a Master Services and Intellectual Property Agreement (the "Master Services Agreement") effective January 1, 2003 under which FNIS agrees to provide certain services and technology to Fidelity and each party agrees to provide certain intellectual property to the other for their use. The Master Services Agreement replaces the System Development, Maintenance and Information Technology Services Master Agreement dated July 9, 2002 that Fidelity had previously entered into with Micro General Corporation, a wholly-owned subsidiary of FNIS. Under the terms of the Master Services Agreement, FNIS agrees to provide services to Fidelity at prices no higher than it charges to any direct competitor of Fidelity. Certain projects are billed to Fidelity on a cost plus fixed percentage profit basis. The remainder of the revenues from Fidelity are derived from the provisioning of a variety of products and services that are billed under one of the following methods: time and expenses, monthly maintenance, and fees based on per transaction, per user and per location. Subject to the provisions of the agreement, the Master Services Agreement expires on December 31, 2003.

Other Transactions between Fidelity and FNIS

      In connection with FNIS entering into the Credit Agreement dated December 19, 2002, by and among FNIS, the lenders who are or may become a party to the Credit Agreement, Wachovia Bank, National Association and U.S. Bank National Association, FNIS agreed to subordinate its credit facility with Fidelity and to convert the Fidelity obligation to an unsecured obligation. Accordingly, FNIS and Fidelity entered into the Amended and Restated Revolving Credit Agreement, dated December 19, 2002, and a Revolving Subordinated Promissory Note dated December 19, 2002.

      FNIS provides supporting services for SIMON and TEAM, real estate settlement software solutions used by Fidelity and its affiliates. In addition, the Company has been developing for Fidelity a new enterprise software solution, NGS, which will eventually replace SIMON and TEAM. Revenue derived from Fidelity and its affiliates in connection with the development of NGS, supporting SIMON and TEAM and providing other services was $117.8 million, $106.1 million and $68.6 million in 2002, 2001 and 2000, respectively, and is included in the Solutions segment.

      In addition, included in the 2002 and 2001 Data revenue were $9.8 million and $2.0 million, respectively, related to sales of data products to Fidelity.

      The amounts due from Fidelity as of December 31, 2002 and 2001 related to the above transactions were $23.9 million and $14.1 million, respectively.

      Except as described herein, neither Fidelity nor any other person referred to in Schedule I attached hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of FNIS, including but limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Other Agreements with Fidelity

      On January 1, 2003, FNIS entered into an employment agreement with Mr. Patrick F. Stone which provides for, among other things, the acceleration of vesting of stock options upon a change of control event.

      Certain officers and directors of Fidelity have options to purchase shares issued pursuant to option plans of FNIS. See Schedule I herein for a description of the beneficial ownership of such persons.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 is amended to add the following:

                                  EXHIBIT INDEX

EXHIBIT NUMBER    DESCRIPTION
--------------    -----------
  99.1            Employment Agreement, dated January 1, 2003, between Fidelity
                  National Information Solutions, Inc. and Patrick F. Stone
                  (incorporated by reference to Exhibit 10.70 to the Annual
                  Report of Fidelity National Information Solutions, Inc. on
                  Form 10-K for the year ended December 31, 2002, file no.
                  000-20312)

  99.2            Master Services and Intellectual Property Agreement, between
                  Fidelity National Financial, Inc. and Fidelity National
                  Information Solutions, Inc. effective January 1, 2003
                  (incorporated by reference to Exhibit 10.64 to the Annual
                  Report of Fidelity National Information Solutions, Inc. on
                  Form 10-K for the year ended December 31, 2002, file no.
                  000-20312)

  99.3            Credit Agreement, dated December 19, 2002, by and among
                  Fidelity National Information Solutions, Inc., the lenders who are or may become a party to the Credit Agreement, Wachovia
                  Bank, National Association and U.S. Bank National Association
                  (incorporated by reference to Exhibit 10.65 to the Annual
                  Report of Fidelity National Information Solutions, Inc. on
                  Form 10-K for the year ended December 31, 2002, file no.
                  000-20312)

  99.4            Text of Press Release, issued by Fidelity on May 23, 2003.

  99.5 Letter, dated May 23, 2003 from Special Committee of Fidelity to the Board of Directors of FNIS.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2003              FIDELITY NATIONAL FINANCIAL, INC.

                                By:    /s/ ALAN L. STINSON
                                       -----------------------------------------
                                       Alan L. Stinson, Executive Vice President
                                       and Chief Financial Officer


                                CHICAGO TITLE AND TRUST COMPANY

                                By:    /s/ ALAN L. STINSON
                                       -----------------------------------------
                                       Alan L. Stinson, Executive Vice President
                                       and Chief Financial Officer

                                   SCHEDULE I
                  DIRECTORS AND EXECUTIVE OFFICERS OF FIDELITY

      The names, present principal occupations and business addresses of the directors and executive officers of Fidelity National Financial, Inc. ("Fidelity"), are set forth below. If no address is given, the director's or executive officer's business address is that of Fidelity. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Fidelity. Each of the named individuals is a citizen of the United States. Unless otherwise indicated, the amount of FNIS Common Stock beneficially owned by each individual is as of May 23, 2003.

Directors and Officers of Fidelity:

                                                                                    AMOUNT OF FNIS COMMON
NAME                      TITLE                                                   STOCK BENEFICIALLY OWNED
----                      -----                                                   ------------------------
William P. Foley, II      Chairman of the Board and Chief Executive Officer                1,195,909
Frank P. Willey           Vice Chairman of the Board                                          12,684
Patrick F. Stone          Director                                                           497,029
Terry N. Christensen      Director                                                                 0
John F. Farrell, Jr.      Director                                                                 0
Philip G. Heasley         Director                                                                 0
William A. Imparato       Director                                                                 0
Donald M. Koll            Director                                                                 0
Daniel D. (Ron) Lane      Director                                                             2,331
General William Lyon      Director                                                                 0
J. Thomas Talbot          Director                                                                 0
Cary H. Thompson          Director                                                            31,668
Raymond R. Quirk          President                                                           13,120
Ernest D. Smith           Executive Vice President, co-Chief Operating Officer                11,453
Christopher Abbinante     Executive Vice President, co-Chief Operating Officer                20,458
Ronald R. Maudsley        Executive Vice President, co-Chief Operating Officer                13,118
Brent Bickett             Executive Vice President                                            67,833
Alan L. Stinson           Executive Vice President, Chief Financial Officer                   27,833
Anthony Park              Senior Vice President, Chief Accounting Officer                      5,000

                                   SCHEDULE II
                DIRECTORS AND EXECUTIVE OFFICERS OF CHICAGO TITLE

      The names, present principal occupations and business addresses of the directors and executive officers of Chicago Title and Trust Company ("Chicago Title"), are set forth below. If no address is given, the director's or executive officer's business address is that of Chicago Title. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Chicago Title. Each of the named individuals is a citizen of the United States. Unless otherwise indicated, the amount of FNIS Common Stock beneficially owned by each individual is as of May 23, 2003.

Directors and Officers of Chicago Title:

                                                                                                  AMOUNT OF FNIS COMMON
NAME                          TITLE                                                              STOCK BENEFICIALLY OWNED
----                          -----                                                              ------------------------
Raymond R. Quirk              Chairman of the Board, President and Chief Executive Officer       See Schedule I of Schedule 13D/A
Christopher Abbinante         Director and Executive Vice President                              See Schedule I of Schedule 13D/A
H. Stat Geer                  Director                                                           0
Edson Nye Burton              Director                                                           314
Alan L. Stinson               Director and Chief Financial Officer                               See Schedule I of Schedule 13D/A

Persons Controlling Chicago Title:
Fidelity National Financial, Inc., a Delaware corporation. See body text of
Schedule 13D/A to which this Schedule II is attached for information regarding Fidelity.
Directors and Officers of Persons Controlling Chicago Title:
See Schedule I of Schedule 13D/A.

                                  EXHIBIT INDEX

EXHIBIT NUMBER    DESCRIPTION
--------------    -----------
  99.1            Employment Agreement, dated January 1, 2003, between Fidelity
                  National Information Solutions, Inc. and Patrick F. Stone
                  (incorporated by reference to Exhibit 10.70 to the Annual
                  Report of Fidelity National Information Solutions, Inc. on
                  Form 10-K for the year ended December 31, 2002, file no.
                  000-20312)

  99.2            Master Services and Intellectual Property Agreement, between
                  Fidelity National Financial, Inc. and Fidelity National
                  Information Solutions, Inc. effective January 1, 2003
                  (incorporated by reference to Exhibit 10.64 to the Annual
                  Report of Fidelity National Information Solutions, Inc. on
                  Form 10-K for the year ended December 31, 2002, file no.
                  000-20312)

  99.3            Credit Agreement, dated December 19, 2002, by and among
                  Fidelity National Information Solutions, Inc., the lenders who are or may become a party to the Credit Agreement, Wachovia
                  Bank, National Association and U.S. Bank National Association
                  (incorporated by reference to Exhibit 10.65 to the Annual
                  Report of Fidelity National Information Solutions, Inc. on
                  Form 10-K for the year ended December 31, 2002, file no.
                  000-20312)

  99.4            Text of Press Release, issued by Fidelity on May 23, 2003.

  99.5 Letter, dated May 23, 2003 from Special Committee of Fidelity to the Board of Directors of FNIS.